Exhibit 99.1

CL Workshop Group Limited

Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the Six-Month Periods Ended June 30, 2026 and 2025

You should read the following discussion and analysis of the Group’s financial condition and results of operations in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Operating Results

Business Overview

We are a holding company incorporated as an exempted company under the laws of the BVI. As a holding company with no material operations of our own, we conduct our substantial operations mainly in Peru, France, Hong Kong and Macau, through our Operating Subsidiaries.

We are a forestry company and trade a range of products, including logs, decking and flooring. We are committed to provide high-quality products to our customers consistently. Our goal is to become a leading player in the wood industry and provide sustainable and high-quality wood products at an affordable price to our customers.

Our products and services provide significant value for consumers, through our “NATU” brand. We also seek to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors.

Our customers include importers and processors located in China, France, the United States and South Asia.

Macroeconomic Environment

Russia-Ukraine Conflict

Due to the Russian-Ukrainian war, the conflicts in the Middle East and the weakening global economic growth momentum, there has been a decline in consumer demand for wood. In light of the changing market conditions, we have downsized the operations in Peru and underwent a cost control and reduction exercise to make its operations competitively efficient and cost effective whilst seeking new profitable growth opportunities.

US-Iran War

The escalation of armed conflict between the United States and Iran has further exacerbated geopolitical instability in global markets. The resulting disruptions to international shipping routes, increased energy prices, and heightened uncertainty have adversely affected supply chains and input costs across various industries. These factors have contributed to a more cautious investment climate and reduced consumer confidence, particularly in regions dependent on stable energy supplies. In response, we have implemented additional risk mitigation measures, including adjusting our procurement strategies to manage potential cost escalations and ensure business continuity.

US Tariffs

In addition, the imposition of new tariffs by the United States government on a range of imported goods has significantly impacted global trade flows and increased the cost of sourcing materials for our operations. These tariffs have resulted in higher raw material costs and have placed additional pressure on profit margins, especially for products exported to or imported from the United States. To address these challenges, we have undertaken a comprehensive review of our supply chain and are actively seeking alternative sourcing arrangements, renegotiating supplier contracts, and optimizing our product mix to mitigate the adverse financial effects of these tariff measures.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to achieve product certification approvals for all our products in the jurisdictions we planned to expand into;

●	our ability to commercialize our logs, flooring, decking and other products;

●	our ability to launch successful marketing and sales activities to sell our products;

●	our ability to enter into production agreements with our existing and potential suppliers for our flooring and decking products at competitive prices;

●	our ability to raise additional funds for accelerating business growth;

●	our ability to enhance our operational efficiency; and

●	force majeure factors, such as disasters and warfare.

Results of Operations

For the Six Months Ended June 30, 2026 and 2025

The following provides a summary of our consolidated results of operations the for the six months ended June 30, 2026 and 2025, respectively:

	For the period ended June 30, 2026	For the period ended June 30, 2025
	$(‘000)	$(‘000)
Revenue	2,962	8,148
Cost of revenue	(2,827)	(5,827)
Gross profit	135	2,321
Net foreign exchange (losses) gains	94	(50)
Other income, net	47	20
Impairment loss recognized on financial asset	(475)	(306)
Selling and distribution expenses	(227)	(1,040)
Administrative expenses	(1,163)	(1,172)
Finance income	-	3
Finance costs	(149)	(276)
Loss before income tax	$(1,738)	$(500)
Income tax (expenses) credits	(1)	(3)
Loss from continuing operation	$(1,739)	$(503)
Net profit (loss) from discontinued operations	-	560
Net loss for the period	(1,739)	57

	For the period ended June 30, 2026	For the period ended June 30, 2025
	$(‘000)	$(‘000)
Revenues	2,962	8,148
Cost of revenues	(2,827)	(5,827)
Gross Profit	135	2,321

Operating Expenses
Selling and distribution expenses	$(227)	$(1,040)
Administrative expenses	(1,163)	(1,172)

Other non-operating expenses, net	(483)	(609)
Loss before income tax	$(1,738)	$(500)
Income tax credits (expenses)	(1)	(3)
Loss from continuing operation	$(1,739)	$(503)
Net profit (loss) from discontinued operations	-	560
Net loss for the period	(1,739)	57

Revenues

We generate our revenues from sales of logs, decking, flooring and sawn timbers.

Set forth below are the revenues generated from our business and the percentage of total revenues for the period indicated:

	For the period ended June 30, 2026		For the period ended June 30, 2025
	$(‘000)		$(‘000)
Logs	2,254	76.1%	4,330	53.1%
Flooring	405	13.7%	3,154	38.7%
Decking	214	7.2%	664	8.1%
Sawn timber	89	3.0%	-	-%

Total	$2,962	100.0%	$8,148	100.0%

The following table sets forth disaggregation of revenue by customer location:

	2026	2025
	USD	USD
	$(‘000)	$(‘000)
Geographical locations:
China	2,180	3,471
Europe	298	1,171
North America	85	23
Asia	372	3,483
Africa	27	-
Total	2,962	8,148

Timing of revenue recognition:
At a point in time	2,962	8,148

Revenues were approximately $3.0 million and $8.1 million for the period ended June 30, 2026 and 2025, respectively. The decrease in revenues was due to a drop in both market demand and market prices of our products following the global economic downturn that has continuously impacted the home building and home renovation sectors. The outbreak of Chinese property sector crisis, Russia-Ukraine Wand, Iran-Israel War and US-China tariffs have further worsened the revenue.

Cost of revenues

The cost of revenue for the period ended June 30, 2026 and 2025 was approximately $2.8 million and $5.8 million, respectively. The decrease in cost of revenues was primarily due to the drop in the sales.

Gross profit

Set forth below table are the gross profit and gross profit margin generated from our business for the period indicated:

	For the period ended June 30, 2026		For the period ended June 30, 2025
	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	$ (‘000)		$ (‘000)
Logs	98	4.3%	927	21.4%
Flooring	(8)	(1.9)%	1,298	41.2%
Decking	30	14.2%	96	14.4%
Sawn timber	15	16.4%	-	-%

Total	$135	4.6%	$2,321	28.5%

Gross profit for the period ended June 30, 2026 and 2025 was $0.1 million and $2.3 million, respectively. The decrease in gross profit was due to a drop in both market demand of our products following the global economic downturn, and the Israel-Palestine conflict and tariff.

Operating Expenses

Operating expenses for the period ended June 30, 2026 and 2025 were approximately $1.4 million and $2.2 million, respectively. The decrease in operating expenses was primarily attributable to the decrease in sales-related expenses, which aligned with the drop in revenue. The Company will continue to review its workforce and may implement further staff reductions in response to business conditions. Management remains focused on increasing cost efficiency and aligning operating expenses with revenue trends.

Finance Costs

The finance cost amounted to approximately $0.1 million and $0.3 million for the period ended June 30, 2026 and 2025, respectively. The decrease in interest expense was primarily due to reduced overall bank borrowing.

Total loss for the periods

For the period ended June 30, 2026 and 2025, our total loss was approximately $1.7 million and $0.5 million, respectively. The increase in loss was primarily due to decrease in gross profit resulting from drop in revenue.

Commitments and Contingencies

Capital Expenditures

We have no contractual obligations for ongoing capital expenditures at the end of the reporting period.

Lease liabilities

The Group entered into short-term and long-term lease agreements for offices. The Group’s lease obligations under the operating leases are as follows:

	As of June 30, 2026	As of December 31, 2025
	$(‘000)	$(‘000)
Within one year	33	40
More than one year	40	54
Total lease liabilities	73	94

Contingencies

The Group is currently not a defendant in any material legal proceedings, investigation, or claims.

Cash Flows

The following table reflects the major categories of cash flows (in thousands). For additional details, please see the Consolidated Statement of Cash Flows.

	For the period ended June 30, 2026	For the period ended June 30, 2025
	$(‘000)	$(‘000)
Cash generated from (used in) operating activities	674	(353)
Cash generated from (used in) investing activities	694	(90)
Cash used in financing activities	(1,877)	(2,941)

Effect of exchange rate changes	(265)	758
Change in cash during the period	(509)	(3,384)
Cash, beginning of the period	967	2,963
Cash, end of the period	$193	$337

Cash generated from (used in) operating activities

Net cash generated from operating activities was approximately $0.7 million for the period ended June 30, 2026 and net cash used in operating activities was approximately $0.4 million for the period ended June 30, 2025, respectively. The increase in cash generated from operations was mainly due to cash generate from the change in working capital.

Cash generated from (used in) investing activities

Net cash generated from investing activities was approximately $0.7 million for the period ended June 30, 2026 and net cash used was approximately $0.1 million for the period ended June 30, 2025, respectively. The cash generated from investing activities was primarily contributed by the proceed from disposal of property, plant and equipment for the period ended June 30, 2026 and the net cash used was for acquisition of property, plant and equipment and acquisition of intangible assets for the period ended June 30, 2025, respectively.

Cash used in financing activities

Net cash used in financing activities was $1.9 million and $2.9 million for the period ended June 30, 2026 and 2025, respectively. The cash used in financing activities was primarily attributable to interest paid and repayment of borrowings for both periods.

Liquidity and Capital Resources

Liquidity to fund working capital is a significant priority for the Group’s business. Our views concerning liquidity are based on currently available information and if circumstances change significantly, the future availability of trade credit or other sources of financing may be reduced, and our liquidity would be adversely affected accordingly.

To date, the Group has financed its operations primarily through internally-generated cash flows, proceed from IPO and financing.

The Company is confident that it will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. The Company will improve liquidity through cost control measures, revenue growth initiatives, obtaining financing controlling shareholders or investors, and enhancing operational efficiency through cost reduction and process standardization. The Group’s ability to continue as a going concern is dependent upon the successful execution of these plans, particularly obtaining the necessary financing.

The Company reviews the capital structure on an ongoing basis. As a part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Company will balance its overall capital structure through new share issues and the issue of new debt or the repayment of existing debt.

Based on the information currently available, we believe that our cash and cash equivalents as of June 30, 2026 and available funds from our credit facility, as described below, together with cash flows generated by operations and financing, are sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months.

Research and Development, Patent and Licenses, etc.

Not applicable. The Company has not undertaken any Research and Development activities in the past three years.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the period ended June 30, 2026 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (or “IFRSs”) as issued by the International Accounting Standards Board (the “IASB”). The preparation of consolidated financial statements in conformity with IFRS requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Our material accounting policies are set forth in notes to our audited consolidated financial statements included in our previously filed 20-F.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.